EXHIBIT 99.1

Cellectis Appoints Dr. Cécile Chartier, Ph.D. to its Board of Directors

NEW YORK, July 12, 2023 (GLOBE NEWSWIRE) -- Cellectis S.A. (the “Company”) (Euronext Growth: ALCLS- NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, today announced that during the annual shareholders meeting held on June 27, 2023, Cécile Chartier, Ph.D., has been appointed as a Director of the Company’s Board of Directors, with immediate effect.

“We are very excited to welcome Dr. Chartier as a director of Cellectis’ Board of Directors. Cécile’s extensive experience in the development of next generation cell and gene therapies coupled with her deep knowledge of the U.S. biotechnology industry will be a huge asset to the Company,” said André Choulika, Ph.D., Chief Executive Officer at Cellectis. “We look forward to her contribution and insights as we continue advancing the development of our product candidates.”

“I am honored to have the opportunity to contribute to the development of truly breakthrough gene editing therapies. I am keen to lend my insights to the Cellectis’ Board of Directors to serve a patient population with severe unmet medical needs, where a successful allogeneic CAR T-cell product candidate could be a major breakthrough,” said Cécile Chartier, Ph.D., Cellectis newest Board member.

Cécile Chartier currently serves as Chief Scientific Officer at NextVivo, Inc. Prior to her tenure at NextVivo, Dr. Chartier was Vice President of Research at Iovance Biotherapeutics, Inc. where she led the development of next generation tumor-infiltrating lymphocytes (TIL) therapies through research to early-stage clinical trials.

Prior to this, she spent 12 years at OncoMed Pharmaceuticals, where she served as Senior Director of Target Validation and led multiple antibody therapeutics project teams through Research and Development to IND filing. She also worked at Shering (US Berlex) and Transgene (France), where she focused on gene therapy.

Dr. Chartier obtained her Ph.D. in molecular biology from the Université Louis Pasteur in Strasbourg, France and pursued a post-doctoral training at Harvard Medical School.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “expect,” “plan,” “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the potential of our product candidates. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2022 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contact:

Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Investor Relations contacts:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

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